37 CAPITAL INC.

Audited Financial Statements

December 31, 2024 and 2023

(Expressed in Canadian Dollars)

1

Report of Independent Registered Public Accounting Firm

To the stockholders and the board of directors of 37 Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2024 and 2023, the related statements of comprehensive loss, changes in stockholders’ deficiency, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit and has a working capital deficiency. The Company has limited resources and no sources of cash from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016

Vancouver, Canada

April 29, 2025

2

37 CAPITAL INC.

Balance Sheets

December 31,

(Expressed in Canadian Dollars)

As at	2024	2023

Assets
Current
Cash	$59,922	$18,304
GST receivable	6,232	4,078
	66,154	22,382
Mineral Property Interests (note 5)	104,502	98,992
Total Assets	$170,656	$121,374

Liabilities and Stockholders’ Deficiency
Current
Accounts payable and accrued liabilities (notes 6 and 13)	$66,361	$76,546
Due to related parties (note 7)	110,069	82,328
Loan payable (note 8)	37,504	62,973
Convertible debentures (note 9)	549,589	519,589
Total Liabilities	$763,523	$741,436

Stockholders’ Deficiency
Capital stock (note 10)	27,856,612	27,736,269
Equity portion of convertible debentures (note 9)	33,706	33,706
Reserves	139,845	24,000
Deficit	(28,623,030)	(28,414,037)

Total Stockholders’ Deficiency	(592,867)	(620,062)
Total Liabilities and Stockholders’ Deficiency	$170,656	$121,374

On behalf of the Board:

”Jake H. Kalpakian” (signed)

Jake H. Kalpakian, Director

“Gregory T. McFarlane” (signed)

Gregory T. McFarlane, Director

The accompanying notes form an integral part of these financial statements.

3

37 CAPITAL INC.

Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2024	2023	2022
Expenses
Consulting fees (note 10)	$26,206	$—	$—
Employee benefits (note 10)	65,482	—	—
Finance and interest (notes,7,8 and 9)	34,539	36,109	40,598
Legal, accounting and audit	33,064	19,566	21,488
Office, rent and miscellaneous (note 7)	25,761	26,013	38,311
Regulatory and transfer fees	23,941	20,503	24,298
Gain on debt settlement (note 6 and 10)	—	(53,371)	—
Shareholder communications	—	—	341
	208,993	48,820	125,036

Net and Comprehensive Loss for the Year	$(208,993)	$(48,820)	$(125,036)

Basic and Diluted Loss per Common Share	$(0.01)	$(0.00)	$(0.03)
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	13,965,536	10,403,481	4,807,317

The accompanying notes form an integral part of these financial statements.

4

37 CAPITAL INC.

Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

				Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders' Equity (Deficiency)
Balance, December 31, 2021	4,495,947	$27,511,269	$33,706	$–	$–	$(28,240,181)	$(695,206)
Net loss for the year	–	–	–	–	–	(125,036)	(125,036)
Shares issued for mineral property interest	50,000	1,000	–	–	–	–	1,000
Private placement, net of issuance of costs	1,200,000	24,000	–	24,000	–	–	48,000
Balance, December 31, 2022	5,745,947	$27,536,269	$33,706	$24,000	$–	$(28,365,217)	$(771,242)
Net loss for the year	–	–	–	–	–	(48,820)	(48,820)
Private placement, net of issuance of costs	8,000,000	200,000	–	–	–	–	200,000
Balance, December 31, 2023	13,745,947	$27,736,269	$33,706	$24,000	$–	$(28,414,037)	$(620,062)
Net loss for the year	–	–	–	–	–	(208,993)	(208,993)
Share-based payment	–	–	–	–	91,688	–	91,688
Private placement, net of issuance of costs	1,460,000	120,343	–	24,157	–	–	144,500
Balance, December 31, 2024	15,205,947	$27,856,612	$33,706	$48,157	$91,688	$(28,623,030)	$(592,867)

The accompanying notes form an integral part of these financial statements..

5

37 CAPITAL INC.

Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2024	2023	2022
Operating Activities
Net loss for the year	$(208,993)	$(48,820)	$(125,036)
Items not involving cash:
Interest expense on loan and convertible debentures	34,531	36,109	36,158
Share-based payment	91,688	—	—
Loss/(Gain) on debt settlement	—	(53,371)	—
	(82,774)	(66,082)	(88,878)
Changes in non-cash working capital (note 11)	15,402	(29,263)	53,176
Cash used in operating activities	(67,372)	(95,345)	(35,702)

Investing Activities
Purchase of mineral property interest	(5,510)	(44,991)	(53,001)
Cash used in investing activities	(5,510)	(44,991)	(53,001)

Financing Activities
Private placement, net of share issue costs	144,500	200,000	48,000
Share issue cost	—	—	—
Repayment of loan payable	(30,000)	—	—
Proceed from related party loan	—	—	64,200
Repayment of loan from related party	—	(41,482)	(24,986)
Cash provided by financing activities	114,500	158,518	87,214

Net increase (decrease) in cash	41,618	18,182	(1,489)
Cash, beginning	18,304	122	1,611
Cash, ending	$59,922	$18,304	$122

The accompanying notes form an integral part of these financial statements..

6

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration, and if warranted, the development of natural resource prospects

The common shares of the Company trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “JJJ”, and trade on the OTC Pink tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 575 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8, and its registered office is located at 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7.

2.	GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three years (2024 - $208,993; 2023 - $48,820; 2022 - $125,036), as at December 31, 2024 has a deficit of $28,623,030 and its current liabilities exceed its current assets by $697,369 (2023 - $719,054; 2022 $825,243).  As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance whatsoever that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

(b)	Basis of presentation

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these financial statements have been prepared on the accrual basis, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

7

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

3.	BASIS OF PRESENTATION (Continued)

(c)	Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on April 29, 2025.

(d)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

•	assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty;

•	the classification/allocation of expenses as exploration and evaluation expenditures or operating expenses; and

•	the determination whether there have been any events or changes in circumstances that indicate the impairment of its exploration and evaluations assets.

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

•	The recoverability of the carrying value of exploration and evaluation assets;

•	The provision for income taxes and recognition of deferred income tax assets and liabilities;

•	The inputs in determining the liability and equity components of the convertible debentures; and
•	The inputs in determining the fair value of share-based payments.

8

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION

Effective January 1, 2023, the Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2), which require entities to disclose material accounting policies instead of significant accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies that provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements. While the amendments did not result in any changes to the Company’s accounting policies themselves, they impacted the accounting policy information disclosed in the Company’s financial statements.

The material accounting policies of the Company include the following:

(a)	Financial instruments

(i)	Recognition and classification

The Company classifies its financial instruments in the following categories:

•	At fair value through profit and loss (“FVTPL”): cash

•	Amortized cost: accounts payable and accrued liabilities, due to related parties, loan payable and convertible debentures

The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit

9

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(iii)	Impairment of financial assets at amortized cost (continued)

losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

(b)	Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

The mineral property interests are tested for impairment if facts or circumstances indicate that impairment exists:

•	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined there is an impairment in value, the property is written down to its recoverable amount. From time to time, the Company acquires or disposes properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property interest.

10

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(b)	Mineral property interests (continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment.

To date, the Company’s mineral property interest has not demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(c)	Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset. The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

11

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(e)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(f)	Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes Option Pricing Model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes Option Pricing Model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(g)	Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

12

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(h)	Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued, and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

On the issuance of flow-through shares, any premium received in excess of the market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

(j)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Exchange differences are recognized in profit or loss in the period which they arise.

(k)	New Accounting Policies, Standards and Interpretations

On May 1, 2024, the Company adopted the following amendments and accounting standards:

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as

13

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(k)	New Accounting Policies, Standards and Interpretations (continued)

non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) the carrying amount of the related liabilities; and (iii) facts and circumstances, if any, that indicate that the Company may have difficulty complying with covenants.

The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

(l)	Future Changes in Accounting Policies Not Yet Effective

In April 2024, the IASB issued IFRS Accounting Standards 18, Presentation and Disclosure in Financial Statements ("IFRS 18") to replace IAS 1. IFRS 18 introduces two newly required subtotals on the face of the income statement, which includes operating profit and profit or loss before financing and income tax, and three new income statement classifications, which are operating, investing, and financing. In addition, IFRS 18 requires non-IFRS Accounting Standards management performance measures that are subtotals of income and expenses to be disclosed on financial statement. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

5.	MINERAL PROPERTY INTERESTS

Extra High Property
Balance, December 31, 2022	$54,001
Exploration costs	44,991
Balance December 31, 2023	98,992
Exploration costs	5,510
Balance, December 31, 2024	$104,502

14

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTERESTS (Continued)

Extra High Property

The Extra High property is located in south-central British Columbia, approximately 60 kilometres north of the City of Kamloops, British Columbia, Canada and 22 km east of the town of Barriere. It lies on the southwest side of Samatosum Mountain, located north of Skwaam Bay on Adams Lake. It is centered at 51°08'03" N latitude and 119°49'16" W longitude. It consists of five contiguous BC MTO mineral titles in the Kamloops Mining Division and covers an area of 649 hectares.

During 2023 the Company hired the services of Discovery Consultants of Vernon, British Columbia (“Discovery “) to plan, conduct, and complete the Company’s exploration work program on the Extra High Property (the “Company’s 2023 Exploration Work Program”). The Company’s 2023 Exploration Work Program consisted of 2 Phases. The Company incurred $20,000 of exploration related expenditures for Phase 1, and the Company incurred $24,991 of exploration related expenditures for Phase 2, for a total amount of $44,991.

As at December 31, 2024, the Company owns a 100% undivided right, interest, and title in and to the Extra High Property.

The mineral claims covering the Extra High Property are valid until December 28, 2028.

The Extra High Property is subject to a 1.5% Net Smelter Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Trade payables	$31,189	$15,184
Accrued liabilities	35,172	61,362
	$66,361	$76,546

During the year ended December 31, 2024, the Company settled accounts payable of $nil and recognized a gain of $nil (December 31, 2023 – gain of $53,371 and December 31, 2022 - $nil ).

7.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	December 31, 2024	December 31, 2023

Entities controlled by directors (non-interest-bearing)	110,069	82,328
	$110,069	$82,328

The convertible debentures and accrued interest of $549,589 (December 31, 2023 - $519,589) is owed to the Chief Executive Officer, and to a former director of the Company (note 9).

15

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS (Continued)

During the years ended December 31, the following amounts were charged by related parties.

	2024	2023	2022
Interest charged on amounts due to related parties	$8	$1,100	$1,158
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 13)	12,000	12,000	12,000
Share-based payments	66,362	—	—
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 13)	15,469	15,081	19,272
	$123,839	$58,181	$62,430

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement, and an office support services agreement (note 13).

On December 10, 2024 an insider of the Company subscribed for 610,000 units in the capital of the Company at $0.10 per unit in the private placement financing.

8.	LOAN PAYABLE

During May 2021, a party lent the Company $50,000. During the year ended December 31, 2024, the Company repaid the principal amount of $30,000. As of December 31, 2024, the loan has the outstanding principal of $20,000 and accrued interest in the amount of $17,504 (2023 - $12,973).

9.	CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

On October 29, 2021, the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and Lender has been reached.

16

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

9.	CONVERTIBLE DEBENTURES FINANCING (Continued)

At December 31 2024, the Company recorded interest expense of $30,000 (December 31, 2023 - $30,000). As of December 31, 2024, $250,000 (December 31, 2023 - $250,000) of convertible debentures are outstanding plus the accrued interest of $299,589 (December 31, 2023- $269,589).

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2022	$489,589	$33,706	$523,295
Interest accrued	30,000		30,000
Balance, December 31, 2023	$519,589	$33,706	$553,295
Interest accrued	30,000		30,000
Balance, December 31, 2024	$549,589	$33,706	$583,295

10.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2024, there are no preferred shares issued.

(b)	Issued

As of December 31, 2024, there are 15,205,947 common shares issued and outstanding.

During the year ended December 31, 2024, the following transaction occurred.

On October 31, 2024 and December 10, 2024, the Company closed two tranches of private placement which was announced on October 1, 2024 for gross proceeds of $117,000 and issued 1,170,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. The Company paid a finder’s fee of $1,500 in cash and issued 15,000 share purchase warrants exercisable for two (2) years at the price of $0.15 per share. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws

On September 20, 2024, the Company closed a non-brokered private placement financing for gross proceeds of $29,000 through the issuance of 290,000 units of the Company at $0.10 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $ nil.

17

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(b)	Issued (continued)

During the year ended December 31, 2023, the following transactions occurred:

On July 24, 2023, the Company closed a non-brokered private placement financing, for gross proceeds of $50,000 through the issuance of 2,000,000 flow-through units of the Company at $0.025 per unit to related parties. Each unit consists of one flow-through common share in the capital of the Company and non-flow-through share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual method the warrants were valued at $ nil. The units were issued below the then market price of the Company shares, therefore a flow-through premium was not recorded.

On May 15, 2023, the Company closed a non-brokered private placement financing for gross proceeds of $150,000 through the issuance of 6,000,000 units of the Company at $0.025 per unit of which 5,600,000 were subscribed to related parties. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of 5 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws. Based on the residual value the warrants were valued at $ nil.

During the year ended December 21, 2021, the following share transaction occurred:

On January 15, 2021, the Company issued 80,000 flow-through units for proceeds of $20,000. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. During the year-ended December 31, 2022, the Company made a formal application to Canada Revenue Agency and cancelled the Company’s flow-through share application which was submitted during the year ended December 31, 2020. As at December 31, 2024 and 2023, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

(c)	Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2022	1,280,000	$0.08
Expired	(80,000)	$0.50
Issued	8,000,000	$0.05
Balance, December 31, 2023	9,200,000	$0.05
Issued	1,475,000	$0.15
Balance, December 31, 2024	10,675,000	$0.06

18

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK (Continued)

(c)	Warrants (continued)

As of December 31, 2024, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding

October 31, 2026	$0.15	15,000
August 31, 2027	$0.05	250,000
October 7, 2027	$0.05	750,000
October 31, 2027	$0.05	200,000
September 20, 2027	$0.15	290,000
October 31, 2027	$0.15	650,000
December 4, 2027	$0.15	520,000
May 15, 2028	$0.05	6,000,000
July 24, 2028	$0.05	2,000,000
		10,675,000

The weighted average remaining contractual life for warrants outstanding at December 31, 2024 is 3.26 years (2023 – 4.34 years).

(d)	Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

On January 29, 2024, the Company issued 1,250,000 stock options with an exercise price of $0.10. The options expire in three years from the grant date and vest 25% on the grant date, with 25% vesting each 6 months following the grant date. The fair value of the options granted was $92,665 or $0.074 per option.

On January 29, 2024, the Company issued 500,000 stock options with an exercise price of $0.10. The options expire in three years from the grant date and vest 25% one-year from the grant date, with 25% vesting each 6 months following the one-year anniversary. The fair value of the options granted was $30,666 or $0.061 per option.

On December 5, 2024, the Company issued 400,000 stock options with an exercise price of $0.10. The options expire in three years from the grant date and vest 25% on the grant date, with 25% vesting each 6 months following the grant date. The fair value of the options granted was $25,972 or $0.065 per option.

19

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	CAPITAL STOCK (Continued)

The following summarizes the officer, director and consultants stock options that were granted and expired during the Year ended December 31, 2024 and 2023. The options vest 25% on grant and thereafter at 25% every six months or after one year:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2022 & 2023	—	$—
Issued	2,150,000	$0.10
Expired	(250,000)	$0.10
Balance, December 31, 2024	1,900,000	$0.10

The weighted average remaining contractual life for options outstanding at December 31, 2024 is 2.26 years.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $65,482 (2023 - $ nil) were recognized as employee benefits and $26,206 (2023 - $ nil) was recognized as consulting fees for options granted to consultants

The grant date fair value of consultant options was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

For the year ended December 31, 2024
Grant-date share price	$0.10
Weighted average grant-date fair value	$0.063
Exercise price	$0.10
Risk-free interest rates	3.31%
Expected life of options (in years)	2.73
Expected volatility of share price	139.99%
Expected dividend yield	0%

The grant date fair value of officer and director options was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

For the year ended December 31, 2024
Grant-date share price	$0.10
Weighted average grant-date fair value	$0.076
Exercise price	$0.10
Risk-free interest rates	3.80%
Expected life of options (in years)	3.00
Expected volatility of share price	131.04%
Expected dividend yield	0%

20

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

11.	CHANGES IN NON-CASH WORKING CAPITAL

	2024	2023	2022
GST receivable	$(2,154)	$(2,518)	$(1,058)
Accounts payable and accrued liabilities	(10,185)	(46,245)	26,162
Due to related parties	27,741	19,500	28,072
	$15,402	$(29,263)	$53,176
Supplemental information
Non-cash items
Interest expense included in convertible debt	$30,000	$30,000	$30,000
Interest expense included in due to related parties	—	—	889
Shares issued for mineral property interests	$—	$—	$1,000

12.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% to income before income taxes.

For the years ended December 31,	2024	2023	2022
Loss before income taxes	$208,993	$48,820	$125,036
Statutory income tax rate	27%	27%	27%
Expected income tax benefit	(56,428)	(13,181)	(33,760)
Items not deductible for income tax purposes	24,756	—	—
Tax effect of flow-through shares	—	13,500	—
Under provided in prior years	(1,353)	(112,126)	(36,896)
Unrecognized benefit of deferred tax assets	33,025	111,807	70,656
Income tax expense	$—	$—	$—

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

21

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.	INCOME TAXES (Continued)

For the years ended December 31,	2024	2023
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,651,176	$2,646,167
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	698,593
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	4,763,960	4,646,655
Capital losses carried forward	1,368,931	1,368,931
Unrecognized deductible temporary differences	$9,482,907	$9,360,593

At December 31, 2024, the Company has non-capital losses of $4,763,960 (2023 - $4,646,655), that have not been recognized and may be carried forward and applied against Canadian taxable income of future years. The non-capital losses expire in the years 2027-2044.

The Company has available approximate net capital losses of $1,368,931 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,755,000 that may be carried forward indefinitely.

13.	COMMITMENTS

a)	The Company has an office lease agreement with Jackpot. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other three months’ notice in writing.

b)	The Company has an office support services agreement with Jackpot which has been extended until September 30, 2025. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other three-month’ notice in writing.

c)	In relation to the flow-through private placement completed during January 2021, the Company was committed to incur and renounce $20,000 in Canadian exploration expenditures by December 31, 2022. The Company was unable to incur the $20,000. The Company has agreed to indemnify the flow-through shareholder for certain costs incurred by the shareholder as a result of the Company not meeting its obligation to spend the flow-through share proceeds on qualifying Canadian exploration expenditures in compliance with the applicable tax rules and pursuant to the share subscription agreement. As at December 31, 2024 and 2023, the Company has included a provision for indemnification of the flow through shareholder for an amount of $10,000 in accounts payable.

d)	In relation to the flow-through private placement completed during July 2023, the Company is committed to incur and renounce $50,000 in Canadian exploration expenditures by December 31, 2024. As at December 31, 2023, the Company had incurred $44,991 and had renounced the $50,000 with the remaining $5,009 being spent during January 2024.

22

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

14.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders' deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2024. The Company is not subject to externally imposed capital requirements.

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)	Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

23

37 CAPITAL INC.

Notes to Financial Statements

Years Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d)	Liquidity risk (continued)

At December 31, 2024, the Company had cash of $59,922 (December 31, 2023 - $18,304) available to apply against short-term business requirements and current liabilities of $763,523 (December 31, 2023 - $741,436). All of the current liabilities are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2024, two convertible debentures together with the accrued interest for a total amount of $549,589 are outstanding and the loan payable in the amount of $20,000 plus accrued interest in the amount of $17,504 are due. Liquidity risk is assessed as high

(e)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2024, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and the fixed interest rate on the outstanding convertible debentures.

24